FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and Manager, Legal

Date:   May 15, 2006

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Three Months Ended March 31, 2006
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. Goldcorp’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in note 13 to the unaudited interim consolidated financial statements. In addition, the following should be read in conjunction with the 2005 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars (tabular amounts are in thousands) unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 12, 2006.
FIRST QUARTER HIGHLIGHTS
•	Net earnings tripled to $92.4 million ($0.27 per share), compared with $29.5 million ($0.12 per share) in 2005.

•	Gold production increased to 295,100 ounces, compared with 275,400 ounces in 2005.

•	Gold sales were 288,400 ounces, compared with 217,500 ounces in 2005.

•	Total cash costs were minus $88 per ounce (net of by-product copper and silver credits) (2005 – positive $94) (1) .

•	On March 31, 2006, Goldcorp completed the acquisition of Virginia Gold Mines and its Éléonore gold project in Quebec, Canada.

•	Dividends paid during the quarter of $15.3 million.

•	On May 12, 2006, Goldcorp closed on the agreement with Barrick Gold Corporation (“Barrick”) to acquire Placer Dome Inc’s (“Placer Dome’s”) Canadian operations and other assets for cash of approximately $1.6 billion, subject to final adjustments.

•	On May 9, 2006, Goldcorp warrant holders voted in favor of the early exercise of the warrants. Proceeds are expected to be approximately $480 million assuming all warrants are exercised during the 30-day early exercise period.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
goldcorp   |   1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake Mine, a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the Peak gold mine in Australia and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project in Mexico, and the Éléonore gold project in Canada. Goldcorp also owns a 62% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (see Subsequent Events).
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange. The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants. Based on the completion of the early exercise of the existing warrants, the Company expects to receive proceeds of approximately $480 million to be used to pay down the debt undertaken on acquisition of Placer assets. In addition, the Company will issue a fraction of a new warrant for each exercised warrant.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is the world’s lowest cost million ounce gold producer. Gold production in 2006 is expected to approximate 2 million ounces on an annualized basis, at a total cash cost of less than $125 per ounce, taking into consideration the acquisition of Placer Dome assets from Barrick. Given the acquisition was completed on May 12, 2006, the pro-rated actual production is estimated to be 1.7 million ounces in 2006.
ACQUISITION OF VIRGINIA GOLD MINES
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. New Virginia holds all other assets of Virginia, including net working capital, cash received prior to closing on the exercise of Virginia options and warrants, its non-Éléonore assets and a sliding scale 2% net smelter return royalty on the Éléonore project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion, subject to final adjustments. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On April 19, 2006, Goldcorp entered into an agreement with Atlas Cromwell Ltd (“Atlas”) to sell certain of Goldcorp’s recently acquired Canadian exploration interests in exchange for preference
2  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
shares convertible into 240 million common shares of Atlas at a notional price of C$0.50 per share for total notional consideration of C$120 million. These assets include Placer Dome’s former interests in Mt. Milligan, Berg, Toodoggone, Maze and Howard’s Pass. On completion of the transaction, and assuming 100% conversion of the preferred shares of Atlas, Goldcorp would own an 82% equity interest in Atlas on an issued and outstanding basis (76% fully diluted).
Upon Barrick gaining control of Placer Dome on January 19, 2006, Goldcorp initiated its integration plan. The integration process of the Placer Dome mines is well underway which will allow the Company to maximize on synergies and create significant shareholder value.
This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.
ACQUISITION OF WHEATON RIVER MINERALS LTD
In December 2004, Goldcorp and Wheaton announced a take-over bid by Goldcorp for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On February 14, 2005, the minimum two-thirds bid requirement under the terms of the Goldcorp offer was satisfied. With conditions met, a special $0.50 per share cash dividend, totaling approximately $95 million, was paid to existing Goldcorp shareholders. Goldcorp included, with the exception of net earnings, 100% of Wheaton’s operating results from February 14 to April 15, 2005. Net earnings for this period include 82% of Wheaton’s operating results. On April 15, 2005, Goldcorp acquired the remaining 18% of Wheaton. A non-controlling interest was assigned to the 18% interest in Wheaton that Goldcorp did not own from February 14 to April 15, 2005 upon which date this non-controlling interest was eliminated. Total consideration amounted to $2.235 billion, including acquisition costs, satisfied by the issuance of 143.8 million Goldcorp shares.
goldcorp   |   3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
SUMMARIZED FINANCIAL RESULTS

	March 31		December 31		September 30		June 30
	2006	2005	2005	2004	2005	2004	2005	2004
		(note 1)					(note 1)
Revenues	$286,300	$122,800	$268,300	$51,800	$203,700	$50,400	$301,600	$40,500
Gold produced (ounces)	295,100	275,400	296,200	166,300	283,700	163,800	281,000	138,600
Gold sold (ounces)	288,400	217,500	307,300	113,800	276,700	112,800	543,100	93,600
Average realized gold price (per ounce)	$560	$430	$492	$432	$444	$399	$432	$393
Average London spot gold price (per ounce)	$554	$427	$484	$434	$440	$401	$427	$393
Earnings from operations	$143,900	$53,700	$116,000	$20,100	$87,000	$22,800	$162,400	$16,400
Net earnings	$92,400	$29,500	$101,700	$14,900	$56,500	$9,900	$98,000	$9,200
Earnings per share
Basic	$0.27	$0.12	$0.30	$0.08	$0.17	$0.05	$0.30	$0.05
Diluted	$0.24	$0.11	$0.27	$0.08	$0.15	$0.05	$0.28	$0.05
Cash flow from operating activities	$74,400	$80,200	$136,900	$22,400	$84,800	$22,300	$163,900	$11,900
Total cash costs *
(per gold ounce) (note 2)	$(88)	$94	$(73)	$127	$9	$121	$52	$116
Dividends paid	$15,300	$105,300	$15,300	$8,500	$15,200	$8,500	$15,200	$8,500
Cash and cash equivalents	$169,600	$339,000	$562,200	$333,400	$420,900	$315,600	$420,800	$302,900
Total assets	$5,054,900	$3,309,200	$4,066,000	$701,500	$3,839,200	$648,900	$3,756,000	$608,500

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results from February 15, 2005, the date of acquisition, to March 31, 2005. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.

*	Non-GAAP measure
Review of Financial Results:
Goldcorp was transformed during February, 2005 by the acquisition of Wheaton, which resulted in a substantial increase in revenues, gold production and sales, earnings, cash flows and assets. Also effective April 1, 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. The first quarter 2006 financial results increased significantly compared to the corresponding period from the prior year as a result of a full three months of operating results from the Wheaton operations, combined with the sale of all production at higher realized metal prices.
4  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
RESULTS OF OPERATIONS

				Three Months Ended March 31, 2006
								Corporate
							Silver	and
	Red Lake	Alumbrera	Luismin	Peak	Amapari	Wharf	Wheaton	Eliminations	Total
		(note 2)	(note 3)	(note 4)
Revenues	$67,400	$125,000	$34,200	$22,600	$12,600	$7,300	$25,700	$(8,500)	$286,300
Gold produced (ounces)	121,300	62,300	47,800	33,400	20,400	9,900	—	—	295,100
Gold sold (ounces)	120,700	51,500	46,500	35,300	22,600	11,800	—	—	288,400
Average realized gold price (per ounce)	$557	$577	$554	$558	$556	$559	$—	$—	$560
Earnings (loss) from operations	$44,400	$78,400	$9,000	$7,100	$(3,000)	$1,900	$11,300	$(5,200)	$143,900
Total cash costs (per ounce)	$130	$(1,310)	$117	$192	$464	$315	$—	$—	$(88)

	Three Months Ended March 31, 2005
								Corporate
							Silver	and
	Red Lake	Alumbrera	Luismin	Peak	Amapari	Wharf	Wheaton	Eliminations	Total
		(notes 1,2)	(notes 1,3)	(note 4)			(note 1)	(note 1)
Revenues	$56,000	$21,200	$13,800	$8,000	$—	$14,900	$10,900	$(2,000)	$122,800
Gold produced (ounces)	198,500	23,700	20,400	15,100	—	17,700	—	—	275,400
Gold sold (ounces)	127,400	15,200	23,300	17,300	—	34,300	—	—	217,500
Average realized gold price (per ounce)	$429	$452	$430	$423	$—	$431	$—	$—	$430
Earnings (loss) from operations	$39,200	$9,000	$3,400	$1,700	$—	$2,000	$3,900	$(5,500)	$53,700
Total cash costs (per ounce)	$81	$(397)	$80	$272	$—	$282	$—	$—	$94

(1)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.
goldcorp   |   5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
OPERATIONAL REVIEW
Red Lake Mine

	Three Months Ended
	Mar 31	Dec 31	Sep 30	June 30	Mar 31
Operating Data	2006	2005	2005	2005	2005
Tonnes of ore milled	63,400	56,900	58,500	60,600	59,400
Average mill head grade (grams/tonne)	59	72	74	79	104
Average recovery rate	97%	97%	97%	97%	97%
Gold produced (ounces)	121,300	121,400	153,700	142,800	198,500
Gold sold (ounces)	120,700	130,400	147,900	408,500	127,400
Average realized gold price (per ounce)	$557	$489	$440	$433	$429
Total cash costs (per ounce)	$130	$126	$110	$81	$81
Financial Data
Revenues	$67,400	$63,700	$65,400	$176,900	$56,000
Earnings from operations	$44,400	$37,700	$36,900	$129,100	$39,200
The Red Lake mine produced 121,300 ounces of gold, compared with 198,500 ounces for the corresponding period last year. The reduced production relates to lower ore grades and re-alignment of the mining plan and sequence. This was done in order to allow the significant new development at depth in support of the shaft and to accommodate the integration of the Red Lake and Campbell operations. The average mill feed grade was 59 grams/tonne compared to an unusually high 104 grams/tonne in 2005. Recoveries were steady at 97%. The Canadian dollar was approximately 2% stronger relative to the United States dollar, compared to the fourth quarter of 2005, which negatively impacted the total cash costs per ounce. All these factors resulted in cash costs of $130 per gold ounce in the first quarter of 2006, compared to $81 per gold ounce in the first quarter of 2005. Previously, the Company had adopted a policy of holding back from sale approximately one-third of mine production. This practice was discontinued effective April 1, 2005 and the gold bullion on hand at that date was sold during the second quarter.
The expansion project progressed well during the quarter as development work required to connect the new shaft to the existing mine moved ahead. The sinking of the shaft was steady and was made deepened by 155 meters in the first quarter, bringing the depth to 1,563 meters as at March 31, 2006. The expanded mill will be ready for operation in mid-2007 and the expansion project is on track for completion in late 2007.
Planning continues at the Red Lake Mine to integrate the Campbell Mine acquired from Placer Dome. Various activities have taken place during the first quarter, including developing potential synergies, reviewing the organizational structure, establishing a new senior management team, initiating strategic business planning, and advancing underground development. Development is being driven from each mine to establish a connection between the two mines at the 34-36 level early in the third quarter.
6  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
Alumbrera Mine (Goldcorp interest – 37.5%)

	Three Months Ended
	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Mar 31
Operating Data	2006	2005	2005	2005	2005	2005
						(six weeks)
						(note 1)
Tonnes of ore mined	2,366,600	3,308,900	2,527,400	3,442,900	3,235,300	1,725,600
Tonnes of waste removed	8,059,500	7,667,800	8,188,600	7,535,900	7,190,200	3,540,800
Ratio of waste to ore	3.4	2.3	3.2	2.2	2.2	2.1
Tonnes of ore milled	3,308,600	3,591,800	3,255,900	3,450,000	3,430,200	1,735,800
Average mill head grade – Gold (grams/tonne)	0.76	0.77	0.60	0.58	0.56	0.55
– Copper (%)	0.63%	0.65%	0.57%	0.56%	0.49%	0.46%
Average recovery rate – Gold (%)	77%	79%	77%	77%	77%	78%
– Copper (%)	89%	91%	89%	91%	90%	89%
Gold produced (ounces)	62,300	71,900	48,100	48,900	47,600	23,700
Copper produced (thousands of pounds)	40,800	46,800	36,300	39,000	32,800	17,200
Gold sold (ounces)	51,500	69,200	48,200	47,700	50,200	15,200
Copper sold (thousands of pounds)	33,500	49,500	38,600	33,900	30,000	10,000
Average realized price – Gold (per ounce) (note 3)	$577	$498	$452	$422	$417	$452
– Copper (per pound) (note 3)	$3.25	$2.28	$1.85	$1.59	$1.62	$1.62
Total cash costs (per ounce) (note 2)	$(1,310)	$(871)	$(594)	$(442)	$(389)	$(397)
Financial Data

Revenues	$125,000	$130,900	$81,500	$65,600	$61,200	$21,200
Earnings from operations	$78,400	$63,100	$36,000	$26,300	$32,600	$9,000

(1)	Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended March 31, 2006 would be $162 per ounce of gold and $1.04 per pound of copper (March 31, 2005 – $172 per ounce of gold and $0.68 per pound of copper).

(3)	The realized metal prices are above spot prices, due to price adjustments on sales receivables in the higher price environment.
During the first quarter, the stripping ratio increased to 3.4 from an average of 2.3 in the fourth quarter of 2005, in line with the planned mining sequence. It is expected to average 3.0 in 2006. Mill throughput for the quarter, which included approximately 2.8 million tonnes of stockpiled ore, was lower due to a planned shutdown that was delayed into the first quarter of 2006.
Total cash costs decreased in the first quarter to minus $1,310 per ounce of gold, net of by-product copper credits, compared to minus $389 per ounce during the same period last year. This decrease in total cash costs resulted primarily from a 100% improvement in the copper price to an average of $3.25 per pound.
Production in the first quarter was 62,300 ounces of gold and 40.8 million pounds of copper and sales were 51,500 ounces of gold and 33.5 million pounds of copper. The difference between production and sales is due to normal timing differences in shipments and delays in the transfer of title which is a requirement for revenue recognition.
The 8% production expansion of the concentrator to a 40 million tonne per annum milling capacity (Goldcorp’s share 15 million tonnes) continues on schedule. The expansion involves the installation and commissioning of an additional 6.7 MW ball mill and ancillary equipment. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share – $6 million) with commissioning still on target for the end of 2006.
Open pit production for the first quarter was 8% above expectations due to waste dump design changes and haul distance optimization for the haul truck fleet.
Delineation drilling continues within the pit area providing further encouragement that the pit life may be extended marginally in conjunction with the use of slightly higher metal prices.
goldcorp   |   7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
Luismin Mines

	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Mar 31
Operating Data	2006	2005	2005	2005	2005	2005
						(six weeks)
	(note 2)	(note 2)	(note 2)	(note 2)	(note 1)	(note 1)

Tonnes of ore milled	255,800	250,600	244,100	218,700	199,000	100,800
Average mill head grade – Gold (grams/tonne)	6.18	5.57	5.55	6.23	6.59	6.58
– Silver (grams/tonne)	348	298	332	362	394	328
Average recovery rate – Gold (%)	94%	94%	94%	95%	95%	96%
– Silver (%)	87%	88%	88%	91%	88%	90%
Gold produced (ounces)	47,800	42,100	41,000	41,800	40,000	20,400
Silver produced (ounces)	2,191,900	1,855,700	2,005,700	1,974,400	1,894,000	961,500
Gold sold (ounces)	46,500	42,200	39,100	44,000	38,300	23,300
Silver sold (ounces)	2,167,900	1,812,300	2,003,800	1,976,400	1,974,000	1,314,800
Average realized price – Gold (per ounce)	$554	$486	$440	$427	$428	$430
– Silver (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs per ounce (note 2)	$117	$145	$118	$115	$86	$80
Financial Data

Revenues	$34,200	$27,000	$24,300	$25,600	$22,900	$13,800
Earnings from operations	$9,000	$6,700	$4,500	$4,500	$5,500	$4,000

(1)	Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Luismin achieved record production levels during the first quarter due to the increased mill throughput as a result of the 30% increase in mill capacity at San Dimas in 2005. A total of 47,800 ounces of gold were produced in the first quarter of 2006, an increase of 20% over the 40,000 ounces of gold for the corresponding period in the prior year. In addition, 2,191,900 ounces of silver were produced, 16% more than the 1,894,000 ounces produced in the corresponding period in 2005. Cash costs were 19% lower than the fourth quarter of 2005 due to increased utilization of the mill capacity and greater silver cost credits, however they were higher than the comparable period of 2005 due to somewhat lower grades.
Exploration activities continued in the San Dimas district, confirming the extension of the high grade mineralization in the Roberta, Robertita, Marinas, Castellana and Santa Lucia veins within the high grade zone area in the Central Block with the deeper level exhibiting wider and richer mineralization. Exploration work continues on the underground drives which will provide essential infrastructure for drilling and drifting to increase the proven and probable reserves.
At the Nukay project, the extensive exploration program underway is achieving good results with higher grade underground ore being delineated.
8  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
Amapari Mine

Three Months Ended
Mar 31
Operating Data	2006

Tonnes of ore mined	362,400
Tonnes of waste removed	3,074,600
Ratio of waste to ore	8.5
Tonnes of ore processed	302,400
Average grade of gold processed (grams/tonne)	2.03
Average recovery rate (%) (note 1)	66%
Gold produced (ounces) (note 2)	20,400
Gold sold (ounces)	22,600
Average realized gold price (per ounce)	$556
Total cash costs (per ounce)	$464
Financial Data

Revenues	$12,600
Loss from operations	$(3,000)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
During the first quarter of 2006, the Amapari mine produced 20,400 ounces of gold and sold 22,600 ounces of gold.
Ore processing and gold production were below expectations due to the late commissioning of the spent ore reclaimer and the early onset of the Amazonian wet season. These issues impacted ore crushing and stacking productivity and tonnage placed under leach. Gold recoveries from leach pads were lower than expected as optimization of the agglomeration process is taking longer than planned.
Mining of ore and waste from a total of four pits continued on plan during the quarter, with 3.1 million tonnes of waste removed and 362,400 tonnes of ore mined.
Total cash costs for the quarter were $464 per ounce, which includes the build up of costs on the leach pad in 2005 that formed part of the opening work-in-progress inventory. These costs continued to be negatively impacted by the strong Brazilian currency, which has appreciated against the United States dollar by 7% since January 1, 2006 as well as the lower than expected recoveries and lower than planned tonnes placed under leach.
Work programs are underway to improve operating practices and efficiencies with ore crushing, agglomeration, stacking and leaching. Improvements were made to the operation during the quarter including the successful commissioning of the spent ore reclaimer and process water neutralization plant.
Exploration work continued on a number of projects adjacent to the existing mine infrastructure and within the 120 kilometer long tenement package. Diamond drilling at Urucum East has continued to intersect encouraging results including 15 meters at 1.8 grams/tonne of gold, and 9 meters at 1.5 grams/tonne of gold. Drilling commenced at the Vila do Meio project testing the significance of several gold intersections encountered during previous exploration drilling in the area for iron ore mineralization. Ground geophysical surveys were completed at the Timbo and Bananeira projects and the untested gap between the Tapereba C and Urucum ore bodies. Several anomalies were identified by these surveys, which will be drill tested in the second quarter.
goldcorp   |   9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
Peak Mine

	Three Months Ended
	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Mar 31
Operating Data	2006	2005	2005	2005	2005	2005
						(six weeks)
					(note 1)	(note 1)
Tonnes of ore milled	173,700	176,600	148,700	165,200	167,300	82,600
Average mill head grade – Gold (grams/tonne)	6.61	8.26	6.94	6.67	5.95	6.22
– Copper (%)	0.70%	0.65%	0.46%	0.28%	0.61%	0.58%
Average recovery rate – Gold (%)	90%	93%	89%	88%	90%	91%
– Copper (%)	80%	84%	71%	60%	80%	82%
Gold produced (ounces)	33,400	43,600	29,700	31,100	29,000	15,100
Copper produced (thousands of pounds)	2,131	2,111	1,065	579	1,819	864
Gold sold (ounces)	35,300	50,000	26,200	27,200	27,800	17,300
Copper sold (thousands of pounds)	1,915	1,826	734	505	1,612	1,612
Average realized price – Gold (per ounce)	$558	$493	$449	442	$422	$423
– Copper (per pound)	$2.21	$1.88	$1.71	1.53	$1.36	$1.36
Total cash costs per ounce (note 2)	$192	$192	$241	246	$278	$272
Financial Data

Revenues	$22,600	$27,000	$11,500	12,300	$12,100	$8,000
Earnings from operations	$7,100	$11,300	$1,900	2,100	$1,700	$1,700

(1)	Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.
The Peak mine sold 35,300 ounces of gold for the first quarter compared with 27,800 ounces sold for the corresponding period in the prior year. At recent copper prices more copper ore is economic at current prices resulting in another copper production record for a single quarter. Plant capacity was maintained at the increased rate of 700,000 tonnes per annum for the quarter with an expected further increase to 730,000 tonnes per annum for the second quarter. Further plant de-bottlenecking continues with the upgrade of the gravity circuit, increased capacity of the copper circuit, and the installation of new tailing lines. Recoveries continue to improve even at the higher throughput, however relative recoveries were down from the fourth quarter of 2005 due to the lower gold grade. These improvements, combined with higher gold and copper prices, significantly improved the earnings from operations for the quarter. The total cash costs of $192 per gold ounce were a result of the above noted mill improvements and higher by-product credits.
Exploration work and delineation drilling continues to focus on New Cobar, Peak Deeps and Perseverance Zone D.
10  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
Wharf Mine

	Three Months Ended
	Mar 31	Dec 31	Sep 30	June 30	Mar 31
Operating Data	2006	2005	2005	2005	2005
Tonnes of ore mined	701,700	775,600	755,500	584,300	646,000
Tonnes of ore processed	787,900	644,300	773,900	561,100	656,000
Average grade of gold processed (grams/tonne)	1.01	0.95	1.04	0.99	1.10
Average recovery rate (%)	75%	75%	75%	75%	75%
Gold produced (ounces) (note 1)	9,900	17,200	11,200	16,400	17,700
Gold sold (ounces)	11,800	15,500	15,300	15,700	34,300
Average realized gold price (per ounce)	$559	$497	$444	$429	$431
Total cash costs (per ounce)	$315	$366	$307	$291	$282
Financial Data

Revenues	$7,300	$8,200	$7,000	$7,000	$14,900
Earnings from operations	$1,900	$800	$500	$600	$2,000

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 9,900 ounces of gold in the first quarter of 2006 compared with 17,700 ounces of gold in the first quarter of 2005. The lower production is a result of higher silver content in the ore thus slowing throughput in the refinery. Despite the decrease in production there is considerable gold in circuit waiting to be refined. Wharf sold 11,800 ounces of gold during the quarter compared with 34,300 ounces sold during the same period of 2005. The decrease is due to the discontinuation of the policy in 2005 of holding back from sale a portion of the production and selling the gold bullion inventory on hand. Minor plant modifications of the strip circuit, designed to increase the metal production from inventory were completed by the end of the first quarter which will eliminate refinery constrictions caused by higher silver grades. Total cash costs for the quarter were $315 per ounce, compared to $282 per ounce during the first quarter of 2005, primarily as a result of the lower gold sales and slightly lower grade.
goldcorp   |   11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
Silver Wheaton Corp (Goldcorp interest – 62%)

(100% figures shown)	Three Months Ended
	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Mar 31
Operating Data	2006	2005	2005	2005	2005	2005
						(six weeks)
					(note 1)	(note 1)
Ounces of silver sold – Luismin	2,171,000	1,820,100	2,003,800	2,088,000	1,974,000	1,314,800
– Zinkgruvan	501,000	356,600	531,000	580,400	349,000	226,400
– Total	2,672,000	2,176,700	2,534,800	2,668,400	2,323,000	1,541,200
Average realized silver price (per ounce)	$9.62	$8.03	$7.13	$7.22	$6.92	$7.04
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data
Revenues	$25,700	$17,400	$18,100	$19,300	$16,000	$10,900
Earnings from operations	$11,300	$5,700	$5,100	$5,400	$5,300	$3,300

(1)	Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.
As of January 1, 2006, Goldcorp owned 59% of Silver Wheaton and on March 30, 2006, this interest increased to 62% as a result of the amendment to the existing Silver agreement. Goldcorp agreed to increase the number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces to 220 million ounces, and waived any capital expenditure contributions previously required by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued 18 million common shares valued at $116 million, and a $20 million non-interest bearing promissory note payable to Goldcorp and due in March 2007.
In March 2006, Silver Wheaton entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on production from their Yauliyacu mining operation in Peru. Total upfront consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.
In April 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share, on a bought deal basis. This transaction decreased Goldcorp’s ownership interest in Silver Wheaton to 57%. This dilution of the Company’s interest will give rise to a non-taxable dilution gain of approximately $60 million that will be recognized in earnings in the second quarter ending June 30, 2006.
12  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
PROJECT DEVELOPMENT REVIEW
Los Filos Project
During the quarter, a feasibility study was completed, combining the Los Filos and El Bermejal deposits as a twin open pit operation with a single heap leach pad facility. The combined deposits will be referred to as the Los Filos Project going forward. The mine reserves and resources total over 5.0 million ounces with 4.51 million ounces in proven and probable reserve status.
The Los Filos and El Bermejal deposits will be developed together with two different methods of ore processing. Higher grade ore from within the Los Filos deposit will be crushed to 19mm and agglomerated before being conveyor stacked and heap leached. Lower grade ore from Los Filos and El Bermejal deposits will be hauled from the open pit directly to the leach pad to be bulk heap leached. The recovery solution will be treated to produce a final gold doré product on site.
Project construction is well advanced and expected to be completed by the end of 2006 with commercial production planned to start in the second quarter of 2007. Commercial production for 2007 is expected to be 200,000 ounces of gold rising to 350,000 ounces in 2008. Approximately 70% of all project capital has been either spent or committed to date. The access road is completed, electrical power is energized, the water supply is 80% complete, pit stripping is 35% complete, and the ore leaching facilities 40% complete.
Pre-stripping of the Los Filos pit is progressing well, with 7.8 million tonnes of waste mined as of March 31, 2006. The El Bermejal pit development was started with clearing and grubbing activities and haul road construction. The heap leach pad construction, including the bedding soil and liner placement is well underway. All major equipment for process facilities has been procured and deliveries started as per schedule.
Capital expenditures to March 31, 2006 amounted to $112 million with $28 million being expended during the three months ended March 31, 2006.
Éléonore Project
On March 31, 2006, Goldcorp completed the acquisition of Virginia and its Éléonore gold project. The Éléonore property is located in the north-east corner of the Opinaca Reservoir in the James Bay area of the Province of Quebec, Canada. Previous work on the property consisted mainly of surface geological interpretation and subsequently 56 kilometers of drill holes in exploration drilling.
During the first quarter, preparation for the integration into Goldcorp proceeded with senior staff being assigned to the project, review of documentation and data, and meetings held with various parties involved in the project including Government and First Nation representatives. Further integration activities in the second quarter will include establishment of administrative and human resources programs, transfer of employees, continuation of the extensive drilling program, completion of key studies, project planning, schedule establishment and budget preparation.
goldcorp   |   13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
EXPENSES

	Three Months Ended
	March 31	March 31
	2006	2005
Depreciation and depletion	$45,767	$17,579
Corporate administration	8,548	4,009
Exploration	3,920	1,517
Depreciation and depletion, which relates to mining activities, increased to $45.8 million for the quarter, compared to $17.6 million in 2005. The significant increase in depreciation and depletion is due to the acquisition of Wheaton mining assets effective February 15, 2005 and the resulting fair value allocation to these assets.
Corporate administration increased during the first quarter of 2006, compared to the same period in 2005, due primarily to increased corporate activity relating to acquisition growth.
A total of $3.9 million (2005 – $1.5 million) was invested in exploration during the quarter. Part of the increase is due to the fact that the prior year amount only included Wheaton’s operating results from February 15, 2005 onwards.
OTHER INCOME (EXPENSE)

	Three Months Ended
	March 31	March 31
	2006	2005
Interest and other income	$3,030	$2,915
Interest and finance fees	(1,235)	(47)
Stock option expense	(3,399)	(5,320)
Loss on foreign exchange	(215)	(1,203)
Gain on marketable securities, net	2,555	2,591
Corporate transaction costs	—	(2,898)

	$736	$(3,962)

In the first quarter of 2006, the stock option expense relates to the normal vesting of options. As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the quarter and $5.3 million was expensed in 2005. Corporate transaction costs pertaining to the acquisition of Wheaton in the amount of $2.9 million, including severance and restructuring of insurance policies were expensed in 2005. There were no corporate transaction costs in the first quarter of 2006.
INCOME AND MINING TAXES
Income and mining taxes for the three months ended March 31, 2006 totaled $46.6 million, approximately 32% of earnings before taxes. In 2005, income and mining taxes were $16.0 million, or 32% of earnings before taxes.
14  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
NON-CONTROLLING INTERESTS
The non-controlling interest relates to Goldcorp’s ownership of its subsidiary company, Silver Wheaton. This interest increased from 59% to 62% as at March 30, 2006, as a result of the amendment to the existing Silver agreement. Goldcorp agreed to increase the number of ounces of silver to be delivered over the 25 year contract by 100 million ounces to 220 million ounces, and to waive any capital expenditure contributions previously required by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares valued at $116 million and a $20 million non-interest bearing promissory note. As a result of this transaction, Goldcorp’s non-controlling interest balance increased by $32.3 million, mining interests increased by $46.3 million and future income tax liability increased by $14.0 million.
The non-controlling interest’s share of net earnings for the three months ended March 31, 2006 amounted to $5.7 million.
During the three months ended March 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest. Goldcorp acquired the 18% non-controlling interest’s share of Wheaton on April 15, 2005. In addition, Goldcorp had a non-controlling interest in Silver Wheaton. The non-controlling interest’s share of net earnings for the three months ended March 31, 2005 amounted to $4.2 million.
NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended
	March 31	March 31
	2006	2005
Operating expenses per financial statements	$84,085	$46,050
Industrial minerals operating expense	—	(3,158)
Treatment and refining charges on concentrate sales	15,983	4,699
By-product silver and copper sales, and other	(125,336)	(25,879)
Non-cash adjustments	(217)	(1,187)

Total cash costs	$(25,485)	$20,525

Divided by gold ounces sold	288,400	217,500

Total cash costs per ounce	$(88)	$94

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2006, the Company held cash and cash equivalents of $170 million (December 31, 2005 – $562 million) and working capital of $178 million (December 31, 2005 – $582 million). The decrease in consolidated cash and cash equivalents primarily resulted from Goldcorp’s payment of $250 million to Barrick relating to the acquisition of certain Placer assets as well as Silver Wheaton’s cash payment of $245 million to Glencore with respect to the acquisition of the Yauliyacu silver purchase contract.
The Company has debt capacity available totaling $1.4 billion made up of three separate credit facilities including a $500 million revolving credit facility, a $550 million bridge facility and a $350 million revolving credit facility. The facilities are unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn down exceeds 50% of the facility amount. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the
goldcorp   |   15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
Company’s leverage ratio. Amounts drawn on the $500 credit facility are required to be refinanced or repaid by July 29, 2010. Amounts drawn on the $350 million facility will be required to be refinanced or repaid within two years of the closing date and amounts drawn on the $550 million facility will be required to be refinanced or repaid within one year of the closing date. All facilities were undrawn as at March 31, 2006. On May 12, 2006, $1.3 billion of these facilities were drawn down to fund the acquisition of certain Placer Dome assets.
In the opinion of management, the working capital at March 31, 2006, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $5,055 million at March 31, 2006 from $4,066 million at December 31, 2005, primarily as a result of the acquisition of Virginia, effective March 31, 2006, and the addition of a silver purchase agreement between Silver Wheaton and Glencore’s Yauliyacu mining operation.
During the quarter, the Company generated operating cash flows of $74 million, compared with cash generated operating activities of $80 million during the same period of 2005. Unfavorable non-cash operating working capital movements during the quarter of $66 million resulted primarily from cash tax payments in 2006 and increases in accounts receivable due to timing and higher metal prices.
During the three months ended March 31, 2006, the Company disposed of marketable securities for a net gain of $2.6 million and invested a total of $67 million in mining interests, including $18 million at Red Lake, $37 million at the Luismin operations and $6 million at Amapari.
During the first quarter of 2006, the Company paid a monthly dividend of $0.015 per share, resulting in total cash dividend payments for the quarter of $15.3 million.
As of May 12, 2005, there were 364 million common shares of the Company issued and outstanding. The Company had • million stock options outstanding under its share option plan. In addition, the Company had 7.0 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 159.6 million Series A, B and C share purchase warrants outstanding (exchangeable for 39.9 million common shares).
Derivative instruments
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Commitments
Commitments exist for expenditures for mining interests of approximately $173 million, primarily relating to the Red Lake expansion and construction at Los Filos.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $3,753 million at March 31, 2006, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized
16  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted)
costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
OVERSIGHT ROLE OF THE AUDIT COMMITTEE
The Audit Committee reviews, with management and the external auditors, the Company’s quarterly Management’s Discussion and Analysis and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material control weaknesses encountered, if any.
goldcorp   |   17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted)
OUTLOOK
Expenditures for mining interests for the remainder of the year are forecast to approximate $230 million, which primarily relate to the Red Lake expansion and the completion of the construction at Los Filos.
The Company has not hedged or sold forward any of its future gold production.
Goldcorp is the world’s lowest cost million ounce gold producer. Gold production in 2006 is expected to approximate 2 million ounces on an annualized basis, at a total cash cost of less than $125 per ounce assuming the acquisition of Placer Dome assets from Barrick. Given the acquisition was completed on May 12, 2006, the pro-rated production is estimated to be 1.7 million ounces.
SUBSEQUENT EVENTS
On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest will give rise to a non-taxable dilution gain of approximately $60 million that will be recognized in operations in the second quarter ending June 30, 2006.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2005, and other continuous disclosure documents filed by Goldcorp since January 1, 2006 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.
18  |   goldcorp

First Quarter Report — 2006
Consolidated Statements of Earnings
(US dollars and shares in thousands, except per share amounts – Unaudited)

		Three Months Ended
		March 31	March 31
	Note	2006	2005
Revenues		$286,257	$122,849

Operating expenses		84,085	46,050
Depreciation and depletion		45,767	17,579

Earnings from mine operations		156,405	59,220
Corporate administration		8,548	4,009
Exploration		3,920	1,517

Earnings from operations		143,937	53,694

Other income (expense)
Interest and other income		3,030	2,915
Interest and finance fees		(1,235)	(47)
Stock option expense		(3,399)	(5,320)
Loss on foreign exchange		(215)	(1,203)
Gain on marketable securities, net		2,555	2,591
Corporate transaction costs		—	(2,898)

		736	(3,962)

Earnings before taxes and non-controlling interests		144,673	49,732
Income and mining taxes		46,607	16,038
Non-controlling interests	8	5,665	4,205

Net earnings		$92,401	$29,489

Earnings per share	9
Basic		$0.27	$0.12
Diluted		0.24	0.11

Weighted average number of shares outstanding
Basic		340,961	248,829
Diluted		383,180	263,249
The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp   |   19

Financial Review
Consolidated Balance Sheets
(US dollars in thousands – Unaudited)

		March 31	December 31
	Note	2006	2005
Assets
Current
Cash and cash equivalents		$169,596	$562,188
Marketable securities (market value: $16,432; 2005 – $16,086)		8,583	11,264
Accounts receivable		112,122	75,160
Income and mining taxes receivable		2,774	2,774
Future income and mining taxes		20,294	26,558
Inventories and stockpiled ore		83,091	77,182
Other		16,708	17,225

		413,168	772,351
Mining interests	5	3,752,927	2,980,762
Silver contracts	6	359,089	74,639
Placer Dome assets acquisition costs	4	252,161	—
Goodwill	5	142,654	142,654
Long-term investments (market value: $90,724; 2005 – $41,056)		67,737	33,563
Stockpiled ore		53,464	51,063
Other		13,707	10,950

		$5,054,907	$4,065,982

Liabilities
Current
Accounts payable and accrued liabilities		$101,431	$97,523
Income and mining taxes payable		69,209	93,287
Current portion of long-term debt and promissory note	7	65,000	—

		235,640	190,810
Future income and mining taxes		1,026,123	728,079
Long-term debt	7	95,000	—
Reclamation and closure cost obligations		56,997	57,724
Future employee benefits and other		7,608	7,005

		1,421,368	983,618
Non-controlling interests	8	149,999	108,601

Shareholders’ Equity
Capital stock	9	3,086,475	2,653,751
Cumulative translation adjustment		101,927	101,927
Retained earnings		295,138	218,085

		3,483,540	2,973,763

		$5,054,907	$4,065,982

Commitments and contingencies (note 12)
Subsequent events (note 4, 14)
The accompanying notes form an integral part of these unaudited consolidated financial statements
20  |   goldcorp

First Quarter Report — 2006
Consolidated Statements of Cash Flows
(US dollars in thousands – Unaudited)

		Three Months Ended
		March 31	March 31
	Note	2006	2005

Operating activities
Net earnings		$92,401	$29,489
Reclamation expenditures		(1,262)	(111)
Items not affecting cash
Depreciation and depletion		45,767	17,579
Gain on marketable securities, net		(2,555)	(2,591)
Stock option expense		3,399	5,320
Future income and mining taxes		(3,198)	4,106
Future employee benefits		609	1,031
Non-controlling interests		5,665	4,205
Other		(101)	(282)
Change in non-cash operating working capital	10	(66,371)	21,498

Net cash provided by operating activities		74,354	80,244

Investing activities
Mining interests		(66,756)	(48,269)
Acquisition of Placer Dome assets	4	(252,161)	—
Acquisition of Virginia Gold Mines Inc	3	(6,351)	—
Acquisition of Wheaton River Minerals Ltd, net of cash acquired		—	140,618
Acquisition of Bermejal property		—	(70,010)
Silver contracts	6	(245,289)	—
Long-term investments		(34,174)	—
Purchase of marketable securities		—	(2,937)
Proceeds from sale of marketable securities		5,224	10,678
Other		(1,961)	(11)

Net cash provided by (used in) investing activities		(601,468)	30,069

Financing activities
Common shares issued, net		27,514	1,109
Long-term debt drawn down	7	125,000	—
Long-term debt repaid	7	(5,000)	—
Debt issue costs		(1,066)	—
Shares issued by subsidiary to non-controlling interests		3,410	3,192
Dividends paid to common shareholders		(15,348)	(105,305)

Net cash provided by (used in) financing activities		134,510	(101,004)

Effect of exchange rate changes on cash and cash equivalents		12	(3,718)

Increase (decrease) in cash and cash equivalents		(392,592)	5,591
Cash and cash equivalents, beginning of period		562,188	333,375

Cash and cash equivalents, end of period		$169,596	$338,966

Cash and cash equivalents is comprised of:
Cash		$18,196	$68,984
Cash equivalents		151,400	269,982

		$169,596	$338,966

The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp   |   21

Financial Review
Consolidated Statements of Shareholders’ Equity
(US dollars, shares and warrants in thousands – Unaudited)

	Capital Stock
	Common Shares		Share		Cumulative
			Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2005	189,980	$363,246	$16,110	$7,347	$107,741	$83,405	$577,849
Issued pursuant to Wheaton acquisition	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 3)	19,310	398,332	3,585	—	—	—	401,917
Stock options exercised	2,525	32,988	—	(8,083)	—	—	24,905
Share purchase warrants exercised	471	5,566	(2,856)	—	—	—	2,710
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	3,294	—	—	3,294
Share issue costs	—	(102)	—	—	—	—	(102)
Dividends declared	—	—	—	—	—	(15,348)	(15,348)
Net earnings	—	—	—	—	—	92,401	92,401

At March 31, 2006	361,948	$2,759,275	$287,557	$39,643	$101,927	$295,138	$3,483,540

Shareholders’ Equity (note 9)
The accompanying notes form an internal part of these unaudited consolidated financial statements
22  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2006
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the 2005 acquisition of Wheaton River Minerals Ltd (“Wheaton”), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, Los Filos gold project in Mexico and the Éléonore gold project in Canada (note 3). Goldcorp also owns a 62% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (note 14). In addition, on May 12, 2006, the Company acquired certain assets from Barrick Gold Corporation (“Barrick”) following Barrick’s acquisition of Placer Dome Inc (“Placer Dome”), including Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Canada, the La Coipa gold/silver mine in Chile, and the Pueblo Viejo development project in Dominican Republic (note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 13.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2006, and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.
goldcorp   |   23

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
The principal mining properties of Goldcorp at March 31, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned
Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine

Minera Alumbrera Ltd (“Alumbrera”) (1)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine

Luismin SA de CV (“Luismin”) (1)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold project

Mineraçao Pedra Branco do Amapari Ltda (“Amapari”) (1)	Brazil	100%	Consolidated	Amapari mine

Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project

Silver Wheaton Corp (“Silver Wheaton”) (1) (3)	Canada	62%	Consolidated	Silver contracts in Mexico, Sweden and Peru

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter.

(2)	The results of Goldcorp include Éléonore gold project from March 31, 2006, the date of acquisition, onwards (note 3).

(3)	Subsequent to March 31, 2006, Goldcorp’s interest in Silver Wheaton was diluted to 57% upon the issuance of equity by Silver Wheaton to non-controlling interests (note 8, 14).
All intercompany transactions and balances have been eliminated.

(b)	Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.
3.	ASSET ACQUISITION – ÉLÉONORE GOLD PROJECT

On March 31, 2006, the Company completed the acquisition of the Éléonore gold project and Virginia Gold Mines Inc (“Virginia”).

Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement. Total value allocated to mining interests including a future income tax adjustment, equals $702 million.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc “New Virginia”) for each issued and outstanding Virginia share. New Virginia will hold all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets, and a sliding scale 2% net smelter return royalty on the Éléonore project.
24  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
4.	BUSINESS COMBINATION – PLACER DOME MINING ASSETS

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion, subject to adjustment. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 7) in the amount of $1.3 billion. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On April 19, 2006, Goldcorp entered into an agreement with Atlas Cromwell Ltd (“Atlas”) to sell certain of Goldcorp’s recently acquired Canadian exploration interests in exchange for preference shares convertible into 240 million common shares of Atlas at a notional price of C$0.50 per share for total notional consideration of C$120 million. These assets include Placer Dome’s former interests in Mt. Milligan, Berg, Toodoggone, Maze and Howard’s Pass.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. Goldcorp will complete a valuation of the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. Based on the December 31, 2005 balance for the Placer Dome assets, a preliminary purchase allocation is as follows:

Purchase price, subject to final adjustments
Cash	$1,585,000
Acquisition costs	15,000

$1,600,000

Net assets acquired
Current assets	$48,903
Other assets	14,332
Mining interest	275,833
Liabilities	(142,964)
Unallocated purchase price	1,403,896

$1,600,000

goldcorp   |   25

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
5.	MINING INTERESTS

	March 31, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation and			depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$3,330,266	$248,398	$3,081,868	$2,532,984	$205,223	$2,327,761
Plant and equipment	815,211	144,152	671,059	794,895	141,894	653,001

	$4,145,477	$392,550	$3,752,927	$3,327,879	$347,117	$2,980,762

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	March 31	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Red Lake mine, Canada	$196,169	$—	$196,169	$107,147	$303,316	$289,492
Alumbrera mine, Argentina	437,434	—	437,434	270,717	708,151	724,663
Luismin mines, Mexico (i)	186,897	617,531	804,428	82,839	887,267	842,670
Amapari mine, Brazil	64,825	120,883	185,708	85,018	270,726	268,732
Peak mine, Australia	39,201	103,787	142,988	26,117	169,105	169,025
Los Filos project, Mexico	—	353,230	353,230	96,233	449,463	421,820
El Limón and other projects, Mexico	—	254,250	254,250	1,995	256,245	256,212
Wharf mine, United States	5,104	—	5,104	65	5,169	6,185
Éléonore gold project, Canada	—	701,599	701,599	—	701,599	—
Corporate and other	958	—	958	928	1,886	1,963

	$930,588	$2,151,280	$3,081,868	$671,059	$3,752,927	$2,980,762

(i)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	March 31	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Silver interests	$61,660	$169,120	$230,780	$—	$230,780	$200,021
On March 30, 2006, Goldcorp and Silver Wheaton amended their silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 31, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to silver mining interests of $32,323,000 net of future income tax liabilities.
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	March 31	December 31
	2006	2005

Luismin	$74,252	$74,252
Silver Wheaton	68,402	68,402

	$142,654	$142,654

26  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
6. SILVER CONTRACTS

	March 31, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Zinkgruvan	$77,489	$3,689	$73,800	$77,489	$2,850	$74,639
Yauliyacu	285,289	—	285,289	—	—	—

	$362,778	$3,689	$359,089	$77,489	$2,850	$74,639

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (note 7). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

(b)	Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at March 31, 2006 is $73,800,000 which is being amortized to operations on a unit-of-sale basis.
7.	BANK CREDIT FACILITIES AND PROMISSORY NOTES
(a)	On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. The facility was undrawn as at March 31, 2006. On May 12, 2006, $400 million of this facility was drawn down to fund the acquisition of certain Placer Dome assets (note 4).

(b)	As at March 31, 2006, the Company had two committed credit facilities comprising a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Amounts drawn on the $350 million facility will be required to be refinanced or repaid within two years of the closing date and amounts drawn on the $550 million facility will be required to be refinanced or repaid within one year of the closing date. On May 12, 2006, these facilities were fully drawn down to fund the acquisition of certain Placer Dome assets (note 4).

(c)	The Company has an Aus$5,000,000 ($3,582,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at March 31, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	During the quarter ended March 31, 2006, Silver Wheaton entered into credit agreements to borrow a total of $125 million with repayment terms of up to five years. Amounts incur interest at LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. The credit facilities are secured against Silver Wheaton’s assets including its silver purchase contracts. Total debt financing costs were $1,029,000 of which $254,000 was amortized to income during the period. On March 31, 2006, Silver Wheaton repaid $5 million of the outstanding balance. The remaining balance was repaid in April 2006 from the proceeds of a C$200 million public offering completed by Silver Wheaton on April 20, 2006 (note 14).
goldcorp   |   27

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 6), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid in April with proceeds from a C$200 million public offering completed by Silver Wheaton on April 20, 2006 (note 14).
8. NON-CONTROLLING INTERESTS
As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests. On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 31, 2006, Goldcorp owned 62% of the Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46,613,000, an increase to future income tax liabilities of $14,290,000, and an increase in non-controlling interests of $32,323,000.
The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2006		$108,601
Shares issued to non-controlling interests, net	$3,410
Add: increase in net assets attributable to Goldcorp	32,323	35,733

		144,334
Share of net earnings of Silver Wheaton		5,665

At March 31, 2006		$149,999

9. SHAREHOLDERS’ EQUITY

	March 31	December 31
	2006	2005

Common shares	$2,759,275	$2,322,491
Share purchase warrants (a)	287,557	286,828
Stock options (b)	39,643	44,432

	$3,086,475	$2,653,751

At March 31, 2006, the Company had 361,948,000 common shares outstanding (December 31, 2005 – 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
28   |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
(a) Share Purchase Warrants
The following table summarizes information about the share purchase warrants outstanding at March 31, 2006:

					Common
					shares to be
	Warrants				received
	outstanding			Exchange	upon exercise	Effective price
	and exercisable	Exercise price		ratio	of warrants	per share		Expiry date

US dollar Warrants	3,989		$25.00	2.08	8,298		$12.02	April 30, 2007

Canadian dollar Warrants
Series A and C	95,501	C$	1.65	0.25	23,875	C$	6.60	May 30, 2007
Series B	64,133		3.10	0.25	16,033		12.40	August 25, 2008
Share purchase warrants	3,000		20.00	2.08	6,240		9.62	May 13, 2009

					46,148	C$	9.02

As at March 31, 2006, as a result of the Virginia acquisition, there also exist 856,032 Virginia warrants convertible into 342,413 Goldcorp shares at an average exercise price of $4.81, with expiration dates of September 11, 2006.
(b) Stock Options
On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.
The Company granted 595,000 stock options during the three months ended March 31, 2006, which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$30.55 per option, expire in 2016, and have a total fair value of $3,969,000.
The fair value of the options on the date of grant is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 30%, and a weighted average expected life of the options of four years. The fair value of the options is expensed over the vesting period of the options.
Compensation expense of $3,399,000 has been recognized during the three months ended March 31, 2006.
A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Outstanding	Exercise Price

At January 1, 2005	6,144	C$13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled	(34)	17.66

At December 31, 2005	13,577	15.08
Granted	595	29.76
Exercised	(2,525)	11.45
Cancelled	(13)	23.39

At March 31, 2006	11,634	C$16.61

goldcorp   |   29

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
The following table summarizes information about the options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
			Weighted	Options		Weighted
			Average	Outstanding		Average
	Options	Weighted	Remaining	and	Weighted	Remaining
	Outstanding	Average	Contractual	Exercisable	Average	Contractual
Exercise Prices (C$)	(000’s)	Exercise Price	Life (years)	(000’s)	Exercise Price	Life (years)

$2.05 – $3.90	384	C$3.16	2.9	384	C$3.16	2.9
$4.40 – $7.68	843	6.24	2.2	843	6.24	2.2
$11.40 – $13.00	2,290	12.81	4.0	2,289	12.81	4.0
$14.80 – $16.87	1,108	16.65	7.9	1,108	16.65	7.9
$17.50 – $19.46	6,320	18.83	7.1	1,884	17.90	7.8
$23.39 – $30.55	689	28.90	9.8	19	23.66	8.4

	11,634	C$16.61	7.2	6,527	C$13.55	5.5

(c) Restricted Share Units
On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.
During the period ending March 31, 2006, the Company granted 30,000 restricted share units to an employee. In 2005 the Company granted 31,500 restricted share units to the non-executive Directors of the Company. These instruments vest over a period of up to three years from the grant date. The Company will record compensation expense totaling $1,284,000 over the vesting periods. Compensation expense of $82,000 has been recognized during the current period and the remainder will be recognized as the restricted share units vest.
(d) Diluted Earnings per Share
The following table sets forth the computation of diluted earnings per share:

	Three Months Ended
	March 31	March 31
	2006	2005

Earnings available to common shareholders	$92,401	$29,489

Basic weighted-average number of shares outstanding	340,961	248,829
Effect of dilutive securities:
Stock options	5,198	2,102
Warrants	36,969	12,318
Restricted share units	51	—

Diluted weighted-average number of shares outstanding	383,180	263,249

Earnings per share
Basic	$0.27	$0.12
Diluted	0.24	0.11
The following lists the stock options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three Months Ended
	March 31	March 31
	2006	2005

Stock options	320	1,797
30  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
10. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
	March 31	March 31
	2006	2005

Change in non-cash operating working capital
Accounts receivable	$(35,600)	$(2,540)
Income and mining taxes receivable	—	10,256
Inventories and stockpiled ore	(10,200)	3,816
Accounts payable and accrued liabilities	3,002	7,306
Income and mining taxes payable	(24,078)	2,646
Other	505	14

	$(66,371)	$21,498

Non-cash financing and investing activities
Shares and warrants issued on acquisition of Virginia	$401,917	$—
Silver Wheaton promissory note issued to Glencore	40,000	—
Shares issued on acquisition of Wheaton	—	1,544,000
Warrants issued in exchange for those of Wheaton	—	240,000
Stock options issued in exchange for those of Wheaton	—	18,000
Operating activities included the following cash payments
Interest paid	$175	$31
Income taxes paid	74,284	89
11. SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended March 31, 2006
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	March 31
	Revenues	and depletion	operations	interests	2006

Red Lake	$67,383	$4,955	$44,393	$18,302	$303,316
Alumbrera	124,967	18,639	78,428	1,935	892,774
Luismin	34,207	9,103	8,995	37,375	1,483,020
Amapari	12,570	3,687	(2,994)	5,644	293,263
Peak	22,611	4,701	7,089	3,357	61,016
Wharf	7,276	1,256	1,954	65	26,874
Éléonore	—	—	—	—	701,599
Silver Wheaton	25,711	3,426	11,302	4	700,749
Corporate and Eliminations	(8,468)	—	(5,230)	74	592,296

	$286,257	$45,767	$143,937	$66,756	$5,054,907

goldcorp   |   31

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)

	Three Months Ended March 31, 2005
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	December 31
	Revenues	and depletion	operations	interests	2005

Red Lake	$55,987	$4,818	$39,176	$21,002	$297,794
Alumbrera (1)	21,184	3,934	9,014	336	931,291
Luismin (1)	13,828	2,306	3,400	11,134	1,446,958
Amapari (1)	—	—	—	10,247	288,265
Peak (1)	8,028	855	1,708	3,723	146,362
Wharf	14,938	3,076	2,026	1,759	41,878
Silver Wheaton (1)	10,857	899	3,894	—	478,962
Corporate and Eliminations (1)	(1,973)	1,691	(5,524)	68	434,472

	$122,849	$17,579	$53,694	$48,269	$4,065,982

(1)	Includes results from February 15, 2005, the date of acquisition of Wheaton.
The geographical distribution of the above segments is as follows:
•	Red Lake, Éléonore and Corporate – Canada

•	Alumbrera – Argentina

•	Luismin – Mexico, Cayman Islands

•	Amapari – Brazil

•	Peak – Australia

•	Wharf – United States

•	Silver Wheaton – Canada, Cayman Islands
12. COMMITMENTS
Commitments exist for capital expenditures of approximately $173 million.
32  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
13. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Consolidated Statement of Earnings

	Three Months Ended March 31, 2006
		Alumbrera	Other
	Canadian	equity	US GAAP		US
	GAAP	adjustment (a)	Adjustments		GAAP

Revenues	$286,257	$(124,967)	$—		$161,290

Operating expenses, exclusive of depreciation and depletion	84,085	(27,900)	360	(i)	56,545
Depreciation and depletion	45,767	(18,639)	—		27,128
Corporate administration	8,548	—	—		8,548
Exploration	3,920	—	—		3,920

Earnings from operations	143,937	(78,428)	(360)		65,149
Other income (expense)
Interest and other income	3,030	(828)	—		2,202
Interest and finance fees	(1,235)	92	—		(1,143)
Stock option expense	(3,399)	—	—		(3,399)
Loss on foreign exchange	(215)	(114)	—		(329)
Gain on marketable securities, net	2,555	—	—		2,555
Equity in earnings of Minera Alumbrera Ltd	—	55,065	(1,629	)(i)	53,436

Earnings before taxes and non-controlling interests	144,673	(24,213)	(1,989)		118,471
Income and mining taxes	46,607	(24,213)	(555)	(g)	22,949
Non-controlling interests	5,665	—	—		5,665

Net earnings	$92,401	$—	$(2,544)		$89,857
Other comprehensive income
Unrealized gains on securities, net of reclassification adjustment	—	—	2,421	(b)	2,421

Comprehensive income (f)	$92,401	$—	$(123)		$92,278

Earnings per share
Basic	$0.27				$0.26
Diluted	0.24				0.23
goldcorp   |   33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Consolidated Statements of Earnings

	Three Months Ended March 31, 2005
		Alumbrera	Other
	Canadian	equity	US GAAP		US
	GAAP	adjustment (a)	adjustments		GAAP

Revenues	$122,849	$(21,184)	$—		$101,665

Operating expenses, exclusive of depreciation and depletion	46,050	(8,236)	—		37,814
Depreciation and depletion	17,579	(3,934)	—		13,645
Corporate administration	4,009	—	—		4,009
Exploration	1,517	—	—		1,517

Earnings from operations	53,694	(9,014)	—		44,680
Other income (expense)
Interest and other income	2,915	(238)	—		2,677
Interest and finance fees	(47)	15			(32)
Stock option expense	(5,320)	—	—		(5,320)
Loss on foreign exchange	(1,203)	—	—		(1,203)
Loss on marketable securities, net	2,591	—	—		2,591
Corporate transaction costs	(2,898)	—	—		(2,898)
Equity in earnings of Minera Alumbrera Ltd	—	6,924	—		6,924

Earnings before taxes and non-controlling interests	49,732	(2,313)	—		47,419
Income and mining taxes	16,038	(2,313)	308	(g)	14,033
Non-controlling interests	4,205	—	—		4,205

Net earnings	$29,489	$—	$(308)		$29,181
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustment	—	—	(4,964)	(b)	(4,964)
Cumulative translation adjustment	—	—	(5,814)	(h)	(5,814)

Comprehensive income (f)	$29,489	$—	$(11,086)		$18,403

Earnings per share
Basic	$0.12				$0.12
Diluted	0.11				0.11
34   |   goldcorp

First Quarter Report — 2006
(In United States Dollars, tabular amounts in thousands, except where noted — Unaudited)
Consolidated Balance Sheets

	March 31, 2006
		Alumbrera	Other
	Canadian	Equity	US GAAP		US
	GAAP	Adjustment (a)	Adjustments		GAAP
Assets
Current
Cash and cash equivalents	$169,596	$(19,029)	$—		$150,567
Other current assets	243,572	(111,783)	6,279	(b)	138,068

	413,168	(130,812)	6,279		288,635
Mining interests	3,752,927	(710,288)	(360	)(i)	3,042,279
Investment in Minera Alumbrera Ltd	—	613,731	(12,782	)(i)	600,949
Other non-current assets	888,812	(53,811)	—		835,001

	$5,054,907	$(281,180)	$(6,863)		$4,766,864

Liabilities
Current	$235,640	$(85,961)	$—		$149,679
Non-current	1,185,728	(195,219)	7,632	(g)	998,141

	1,421,368	(284,795)	7,632		1,147,820
Non-controlling interests	149,999	—	—		149,999
Shareholders’ equity	3,483,540	—	(14,495)	(b,g)	3,469,045

	$5,054,907	$(284,795)	$(6,863)		$4,766,864

Consolidated Balance Sheets

	December 31, 2005
		Alumbrera	Other
	Canadian	Equity	US GAAP		US
	GAAP	Adjustment (a)	Adjustments		GAAP
Assets
Current
Cash and cash equivalents	$562,188	$(58,599)	$—		$503,589
Other current assets	210,163	(96,618)	3,858	(b)	117,403

	772,351	(155,217)	3,858		620,992
Mining interests	2,980,762	(724,663)	—		2,256,099
Investment in Minera Alumbrera Ltd	—	665,042	—		665,042
Other non-current assets	312,869	(51,411)	—		261,458

	$4,065,982	$(266,249)	$3,858		$3,803,591

Liabilities
Current	$190,810	$(59,292)	$—		$131,518
Non-current	792,808	(206,957)	7,077	(g)	592,928

	983,618	(266,249)	7,077		724,446
Non-controlling interests	108,601	—	—		108,601
Shareholders’ equity	2,973,763	—	(3,219)		2,970,544

	$4,065,982	$(266,249)	$3,858		$3,803,591

goldcorp   |   35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2006
		Alumbrera
	Canadian	Equity	US
	GAAP	Adjustment (a)	GAAP

Operating activities	$74,354	$37,635	$111,989
Investing activities	(601,468)	1,935	(599,533)
Financing activities	134,510	—	134,510
Effect of exchange rate changes on cash and cash equivalents	12	—	12

(Decrease) increase in cash and cash equivalents	(392,592)	39,570	(353,022)
Cash and cash equivalents, beginning of year	562,188	(58,599)	503,589

Cash and cash equivalents, end of period	$169,596	$(19,029)	$150,567

Consolidated Statements of Cash Flows

	Three Months Ended March 31, 2005
		Alumbrera
	Canadian	Equity	US
	GAAP	Adjustment (a)	GAAP

Operating activities	$80,244	$13,696	$93,940
Investing activities	30,069	336	30,405
Financing activities	(101,004)	—	(101,004)
Effect of exchange rate changes on cash and cash equivalents	(3,718)	—	(3,718)

Increase in cash and cash equivalents	5,591	14,032	19,623
Cash and cash equivalents, beginning of year	333,375	(65,833)	267,542

Cash and cash equivalents, end of period	$338,966	$(51,801)	$287,165

36  |   goldcorp

First Quarter Report — 2006
(In United States Dollars, tabular amounts in thousands, except where noted — Unaudited)

	Common	Stock	Accum-
	shares and	options and	ulated
	share	additional	compre-
	purchase	paid in	hensive	Retained
Consolidated Statements of Shareholders’ Equity	warrants	capital	income	earnings	Total

At March 31, 2006 per Canadian GAAP	$3,046,832	$39,643	$101,927	$295,138	$3,483,540
Adjustments for unrealized gains on available-for-sale securities (b)	—	—	6,279	—	6,279
Elimination of deficit with offsetting reduction to contributed surplus (c)	—	70,573	—	(70,573)	—
Renunciation of tax deductions on flow-through shares (d)	1,281	—	—	(1,281)	—
Realization of cumulative translation adjustment (e)	—	—	3,371	(3,371)	—
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	—	(56,276)	—	56,276	—
Elimination of effect of use of substantively enacted rates on future income taxes (g)	—	—	—	(7,632)	(7,632)
Elimination of capitalized deferred stripping (i)	—	—	—	(13,142)	(13,142)

At March 31, 2006 per US GAAP	$3,048,113	$53,940	$111,577	$255,415	$3,469,045

At December 31, 2005 per Canadian GAAP	$2,609,319	$44,432	$101,927	$218,085	$2,973,763
Adjustments for unrealized gains on available-for-sale securities (b)	—	—	3,858	—	3,858
Elimination of deficit with offsetting reduction to contributed surplus (c)	—	70,573	—	(70,573)	—
Renunciation of tax deductions on flow-through shares (d)	1,281	—	—	(1,281)	—
Realization of cumulative translation adjustment (e)	—	—	3,371	(3,371)	—
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	—	(56,276)	—	56,276	—
Elimination of effect of use of substantively enacted rates on future income taxes (g)	—	—	—	(7,077)	(7,077)

At December 31, 2005 per US GAAP	$2,610,600	$58,729	$109,156	$192,059	$2,970,544

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:
(a)	Under Canadian GAAP, the Company accounted for its joint venture interests in Alumbrera on a proportionate consolidated basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in operations its proportionate share of Alumbrera net earnings in accordance with US GAAP.
(b)	Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income for the three months ended March 31, 2006 are shown net of tax expense of $605,000 (March 31, 2005 – $1,241,000).
(c)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.
(d)	Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.
(e)	Under US GAAP, a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.
(f)	Under US GAAP, FAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded
goldcorp   |   37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.
(g)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to be substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2006 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at March 31, 2006. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for the three months ended March 31, 2006, by an amount of $555,000. These legislative changes still remained in draft at March 31, 2006; the previous GAAP differences for the three months ended March 31, 2005, was $308,000.
(h)	Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.
(i)	On January 1, 2006, the Company adopted EITF 04-06, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which contrasts the Canadian guidance EIC -160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under US GAAP capitalized deferred stripping is not permissible, therefore any additions to the deferred strip balance capitalized under Canadian GAAP should be expensed to cost of sales for US GAAP. The Company has adjusted for this difference prospectively from January 1, 2006, with the cumulative effect of the change in accounting policy being recorded to the opening balance of retained earnings as at January 1, 2006. The opening retained earnings adjustment is $11,152,000 net of future income tax liability of $4,780,000, providing a total decrease to mining interests of $15,932,000. For the three months ended March 31, 2006, the net effect of expensing the stripping costs for US GAAP is an increase in cost of sales of $2,688,000 net of future income tax liability recovery of $699,000.

(j)	Impact of recent United States accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for the Company on January 1, 2006. The adoption of SFAS No. 154 did not have a material impact on the consolidated financial statements. The Company will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. In 2005, the Company used the Black-Scholes formula to estimate the fair value of stock options granted to employees. The Company adopted SFAS No. 123(R), using the modified-prospective method, beginning January 1, 2006. Based on the terms of the Company’s plans, it did not have a cumulative effect related to its plans. The Company also elected to continue to estimate the fair value of stock options using the Black-Scholes formula. In the first quarter of 2006, the adoption of SFAS No. 123(R) did not have a material impact on first quarter stock-based compensation expense. Further, the adoption of SFAS No. 123(R) will not have a material impact on the Company’s future stock-based compensation expense.
38  |   goldcorp

First Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory is based on the normal capacity of the production facilities. SFAS No. 151 became effective for the Company on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the consolidated financial statements.
14.	SUBSEQUENT EVENTS

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest will give rise to a non-taxable dilution gain of approximately $60 million that will be recognized in earnings in the second quarter ending June 30, 2006.
goldcorp   |   39

HEAD OFFICE
Waterfront Centre
Suite 1560 – 200 Burrard Street
Vancouver, BC V6C 3L6
Canada
Telephone:	(604) 696-3000
Fax:	(604) 696-3001
Website:	www.goldcorp.com

TORONTO OFFICE
Suite 3201
130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone:	(416) 363-5255
Fax:	(416) 359-9787

MEXICO OFFICE
Luismin SA de CV
Arquímedes #130
8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone:	52 (55) 9138-4000
Fax:	52 (55) 5280-7636

BRAZIL OFFICE
Praia do Flamengo 154
4th Floor
Rio de Janeiro RJ 22210-030
Brazil
Telephone:	55 (21) 2122-0500
Fax:	55 (21) 2122-0560

INVESTOR RELATIONS
Julia Hasiwar
Director, Investor Relations
Toll free:	(800) 567-6223
Email:	info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC
DIRECTORS
David Beatty
Lawrence Bell
John Bell
Beverly Briscoe
Douglas Holtby, Chairman
Antonio Madero
Donald Quick
Michael Stein
Ian Telfer
EXECUTIVE OFFICERS
Ian Telfer
President & Chief Executive Officer

Russell Barwick
Executive Vice-President & Chief Operating Officer

Lindsay Hall
Executive Vice-President & Chief Financial Officer

Eduardo Luna
Executive Vice-President & President, Luismin SA de CV

Julio Carvalho
Executive Vice-President, Central and South America

Steve Reid
Executive Vice-President, Canada and the United States
STOCK EXCHANGE LISTING
Toronto Stock Exchange:      G
New York Stock Exchange:      GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
          (800) 387-0825
Outside of Canada and the US:
          (416) 643-5500
Email: inquiries@cibcmellon.com